[TriMas Corporation Letterhead]

December 16, 2010

Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

VIA EDGAR

Re:	TriMas Corporation
Form 10-K for the Year Ended December 31, 2009
Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and September 30, 2010
Definitive Proxy filed on April 5, 2010
File No. 1-10716

Dear Mr. Decker:

On behalf of TriMas Corporation (the “Company”) and as discussed by telephone on December 16, 2010 with Ernest Greene, we have requested an extension of time to reply to your letter dated December 3, 2010, regarding the above-referenced reports, until December 31, 2010.  Per my telephone conversation on December 16, 2010 with Mr. Greene, our request for an extension until December 31, 2010 was granted.

The Company appreciates the Staff’s consideration.  The Company continues to diligently prepare a response.

Please direct any questions or concerns regarding this request to me at (248) 631-5496 (phone) or (248) 631-5455 (fascimile).  Thank you for your attention.

Very truly yours,
/s/ A. Mark Zeffiro A. Mark Zeffiro
Chief Financial Officer

cc:	Joshua Sherbin Paul Swart